David W. Lambert Senior Vice President and Chief Financial Officer Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle, Washington 98104

June 22, 2012
Mr. Michael McTiernan, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3010

Re:	Plum Creek Timber Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011
Dear Mr. McTiernan:
This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated June 12, 2012 (“Comment Letter”) concerning Plum Creek's Form 10-K Annual Report for the Year Ended December 31, 2011 (“Form 10-K”). Plum Creek's response to the Comment Letter along with certain requested acknowledgements are hereby submitted below.

1.	We note your response to comment 2 of our letter dated May 15, 2012. In future Exchange Act reports, please provide the relative breakdown by sub-region of timber in the Northern Resources segment.

Response: We hereby confirm that in our future annual reports on Form 10-K we will provide combined estimated standing timber data for the states of Washington and Oregon in the discussion of our Northern Resources Segment.

In addition to the foregoing response to the Comment Letter, Plum Creek hereby acknowledges that:

•	Plum Creek is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	Plum Creek may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Jose J. Quintana, our Assistant General Counsel, at (206) 467-3694.

Sincerely,

/s/ David W. Lambert
David W. Lambert
Senior Vice President and Chief Financial Officer
Plum Creek Timber Company, Inc.

cc: Sandra B. Hunter